October 8, 2024

Kathryn Bailey
Chief Financial Officer
Peoples Bancorp Inc.
138 Putnam Street, PO Box 738
Marietta, OH 45750

       Re: Peoples Bancorp Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-16772
Dear Kathryn Bailey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance